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                             June 28, 2023

       Joey Firestone
       Chief Executive Officer
       Elite Performance Holding Corporation
       3301 NE 1st Ave. Suite M704
       Miami, FL 33137

                                                        Re: Elite Performance
Holding Corporation
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed June 6, 2023
                                                            File No. 333-262483

       Dear Joey Firestone:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

       Amendment No. 6 to Registration Statement on Form S-1 filed June 6, 2023

       Index to Financial Statements, page F-1

   1. Please revise to include updated interim financial statements for the quarter ended March
                                                        31, 2023, as required
by Rule 8-08 of Regulation S-X. Your MD&A section should also be revised to discuss
this interim period.
       General

   2. We note your response to prior comment 3. Please continue to update the disclosure throughout the document
to the extent appropriate. For example:

                                                            Update the
disclosure in the Controls and Procedures section on page 25. In this regard,
 Joey Firestone
Elite Performance Holding Corporation
June 28, 2023
Page 2
      we note the disclosure in this section, including the reference on page 25 to "During the most recent fiscal quarter," is identical to the disclosure on page 25 of your amendment filed on February 21, 2023.

          Update the disclosure in the Related Party Transactions section on page 31, such as the disclosure about balances as of December 31, 2022, and the disclosure on page 19 about the number of holders of record as of June 30, 2022.

       You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameJoey Firestone
                                                            Division of
Corporation Finance
Comapany NameElite Performance Holding Corporation
                                                            Office of
Manufacturing
June 28, 2023 Page 2
cc:       Matheau J. W. Stout
FirstName LastName